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                             September 29, 2022

       Rhonda Keaveney
       Chief Executive Officer
       Reynaldo's Mexican Food Company, Inc.
       PO Box 26496
       Scottsdale, AZ 85255

                                                        Re: Reynaldo's Mexican
Food Company, Inc.
                                                            Amendment No. 1 to
Form 10-12G
                                                            Filed September 9,
2022
                                                            File No. 000-56463

       Dear Ms. Keaveney:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10-12G

       Item 1A. Risk Factors
       Resale limitations of Rule 144(i) on your shares, page 7

   1. We note your response to comment 4 of our letter. Please revise your disclosure to clarify that "you" and "your"
refers to the company and not to shareholders.
       Our company is currently quoted on the Expert Market ..., page 10

   2. We note your response to comment 5. It appears that you copied this disclosure from the
                                                        OTC market website.
Please ensure that your risk factor discloses the specific reasons your stock is traded on
the Expert Market, is eligible for Unsolicited Quotes Only, and has been labeled Caveat
Emptor (Buyer Beware). Please specifically address the
                                                        consequences to
shareholders in your company resulting from each warning and designation. Please
make similar revisions to page 20.
 Rhonda Keaveney
FirstName
Reynaldo's LastNameRhonda   Keaveney
           Mexican Food Company,  Inc.
Comapany 29,
September  NameReynaldo's
               2022        Mexican Food Company, Inc.
September
Page 2     29, 2022 Page 2
FirstName LastName
Item 5. Directors and Executive Officers, page 17

3. We note your response to comment 6 of our letter and reissue. Please clearly disclose all companies, including blank check companies, with which Ms. Keaveney has been associated as an officer or director during the past five years, including, for example only,
         Nuoncology Labs Inc. In addition, please clearly identify Ms. Keaveney as a promoter.
         See Item 401(g) of Regulation S-K. Given Ms. Keaveney other affiliations, please discuss any potential conflicts of interest.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 18

4.       We note that your table indicates that Small Cap Compliance, LLC owns
1,000,000
         preferred shares and 10,000,000 common shares. Please include disclosure by footnote or otherwise of the number of shares of common stock that Small Cap Compliance has a right to acquire with respect to the preferred shares. Please see Item 403(a) of Regulation
         S-K.
Item 7. Certain Relationship and Related Transactions, and Director Independence, page 19

5. We note your response to comment 7 of our letter and reissue. We note that W/F
         Investment Corp holds 69.53% of your outstanding common shares. Provide the information required by Item 404(c) of Regulation S-K regarding W/F Investment Corp's transactions with the company, as the holder of a controlling interest of a shell company.
Item 11. Description of Registrant's Securities to be Registered, page 21

6. Please revise the disclosure you included in response to prior comment 8 to clarify that the preferred stock may be converted at any time at the option of the holder, and as requested in the comment, describe the liquidation preference of the preferred stock. In addition, please describe the supermajority voting provisions set forth in your bylaws. Lastly, please file your Articles of Incorporation and any amendments thereto as exhibits to your registration statement, as required by Item 601(b)(3)(i) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Rhonda Keaveney
Reynaldo's Mexican Food Company, Inc.
September 29, 2022
Page 3

       You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameRhonda Keaveney                  Sincerely,
Comapany NameReynaldo's Mexican Food Company, Inc.
                                                   Division of Corporation
Finance
September 29, 2022 Page 3                          Office of Real Estate &
Construction
FirstName LastName